Exhibit 99.1

Investor presentation Green Bond October 2019

SEK’s mission and vision SEK’s mission is to ensure access to sustainable financial solutions for the Swedish export industry on commercial terms. SEK’s vision is to strengthen the competitiveness of Swedish exporters and help create employment and sustainable growth in Sweden. 100% owned by the Swedish government 2

275 Economy of Sweden Rating AAA/Aaa/Aaa USA 75 GDP growth Q2 2019 (QoQ/YoY) 0.1% / 1.0% GDP growth 2018 2.3% Public debt to GDP GDP 2018 USD 551bn* GDP per capita 2018 USD 54 100* Unemployment Aug 2019 7.4%** CPI / CPIF*** Aug 2019 (YoY) 1.4% / 1.3% Repo Rate Sep 2019 -0.25% * USD/SEK average 2018, 8.70 ** seasonally adjusted, % of labour force *** CPIF = CPI with fixed mortgage rates 5 year CDS spreads Source: IMF, SCB, Bloomberg 3 bps 300 250 200 150 100 50 0 2014 2015 2016 2017 2018 Sweden Italy France Germany Japan USA % Japan 225 175 Italy 125 France Germany 25Sweden

Swedish Exports – large part of GDP and well diversified Key export goods Exports and imports Share of GDP Materials 18% % 55 Machinery 15% 50 Auto 15% 45 Consumer goods 14% 40 IT & telecom 11% Pulp & paper 10% 35 Energy 8% 30 Health care 6% 25 Construction 3% Export Import Source: SCB As of December 31, 2018 4

Well-known Swedish exporters

ABB
ERICSSON
H&M
IKEA
Klarna
Acne
MOJANG
NCC
preem
SAAB TECHNOLOGIES
SAAB
SANDVIK
SCA Care of Life
SCANIA
SKANSKA
Electrolux
SKF
skype
Spotify
SSAB
Telia
Tetra Pak PROTECTS WHAT'S GOOD
VATTENFALL
VOLVO

SEK 5

The Swedish Export Credit System Exporter negotiates with buyer Bank arranges EKN guarantees SEK finances 6

Funding and liquidity: No refinancing risk USD bn 50 45 40 35 30 25 20 15 10 5 0 7 As of June 30, 2019 Loan facility with the Swedish National Debt Office Borrowing total, including shareholder's funds Lending with first possible pre-payment, including the CIRR-system

Credit Portfolio • Demand for financing from the Swedish export industry increased dramatically during the financial crisis New credits accepted USD bn 20 • The Swedish government heavily increased SEK´s lending capacity during the financial crisis 15 10 • SEK secured access to financing for the Swedish exporters 5 0 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 Q2 8 As of June 30, 2019

Counterparty exposures & risk mitigation • • • • • Export credit agency guarantees Bank guarantees Credit derivatives Collateral agreements Insurance company guarantees 80% 70% 60% 50% 40% 30% 20% 10% Gross exposure Net exposure 0% Corporates Financial institutions including covered bonds Sovereigns (incl. local governments) 9 As of June 30, 2019

Liquidity Portfolio Investment profile 100% 90% • Average duration of new investments: 7 months 80% 70% 60% • Maximum maturity: Generally 24 months, with some exceptions 50% 40% • Minimum rating: Generally A-, with some exceptions 30% 20% 10% 0% M < 1 year 1 year < M < 3 years M > 3 years 10 As of June 30, 2019 30 Jun 2019 31 March 2019

Funding: Flexible and diversified New funding by region, as of June 30, 2019 (2018, whole year) • Multiple funding programmes in all major currencies Funding in local currencies Responsive to investor needs An experienced benchmark issuer Japan 19.7% (19.3%) • • • North America 26.3% (28.2%) Europe excl. Nordic countries 22.6% (29.1%) Non-Japan Asia 19.5% (10.6%) Nordic countries 3.7% (2.7%) Middle East/Africa 2.6% (3.8%) Latin America 5.5% (6.3%) Oceania 0.1% (0.0%) New funding by structure, as of June 30, 2019 (2018, whole year) Risk Management policy • • • No currency risk Very limited interest rate risk All structured notes are hedged Plain Vanilla 78.7% (76.3%) Equity linked 20.1% (19.9%) FX linked 0.2% (2.6%) Commodity linked 1.0% (1.2%) PRDC 0.0% (0.0%) 11 As of June 30, 2019

111tn-llf awards 2017 2018 Best Uridashi Issuer B 8 Q SEK cmdportaJC.. WINNER Issuer olthe Year WINNER SSA Issuer of the Decade SEK 12

About SEK Owner: SEK’s mission: Swedish government, 100% To ensure access to sustainable financial solutions for the Swedish export industry on commercial terms Financing of export credits Primary task: Credit rating: Established: S&P: AA+ /Stable/A-1+ 1962 Moody’s: Aa1/Stable/P-1 Financial information as of June 30, 2019 Total assets Lending Common Equity Tier 1 capital ratio After-tax return on equity USD 33.9 bn USD 23.7 bn 19.9% 5.8% 13 As of June 30, 2019

SEK’s sustainability framework • • • Owner instruction Sustainability reporting Sustainability targets and strategies • • OECD Common Approaches OECD Convention on Combating Bribery • Equator Principles • IFC Performance Standards • • UN Global Compact UN Guidelines on Business and Human Rights 14

SEK Green Bond Framework • Green Bond Principles compliant • Second opinion by CICERO • Eligible Projects • CO2 reduction measured on an aggregated level • Audited Allocation of Proceeds • Homepage and Annual newsletter 15

SEK Green Bond Framework Second opinion “SEK bases its management of green projects on broad and well established guidelines like IFC’s Performance Standards on Environmental and Social Sustainability, IFC’s Environmental, Health and Safety General Guidelines and OECD’s “Common Approach” to environmental and social risks of projects. Furthermore, SEK employs the “International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting” for their CO2 impact assessment. Finally, SEK will establish a dedicated website which will allow for transparent reporting on all important aspects of the green bond program. Overall, we therefore find that SEK’s green bond framework has a very high probability of securing projects that support a low carbon and climate friendly future.” 16

SEK Green Bond Framework Use of Proceeds and Process for Project Evaluation and Selection • No fossil fuel projects are eligible. • The Eligible Projects are selected through the best of SEK’s capabilities, and are selected in two phases: 1. SEK Client Relationship Management team identifies and proposes a possible Eligible Project. SEK Sustainability Analyst assesses as to whether a project qualifies as an Eligible Project. Final decision will be made by SEK Head of Sustainability. 2. 17

SEK Green Bond Framework Management of Proceeds • Subaccount to absorb the Green Bond Proceeds. Balance will be adjusted on a semi-annual basis. Disbursements • An amount equal to the subaccount balance will be held in cash, Green Bonds or municipality and/or government risk with a minimum credit rating of AA-. Green Bond Proceeds Amortizations • The subaccount balance will be reviewed by external auditors on a semi-annual basis. 18 Subaccount Eligible Projects

SEK Green Bond Framework Reporting • CO2 emission reductions will be measured on a project basis in proportion to the part financed by SEK. The methodology to measure these reductions follows the methodology set out in “International Financial Institution Framework for Harmonised Approach to Greenhouse Gas Accounting” November 2012. • • SEK Sustainability department will estimate the reasonableness of reported reductions. • Reporting based on “Nordic Public Sector Issuers: Position Paper on Green Bonds Impact Reporting”, published in October 2017. • Impact reporting on Eligible Projects and links to relevant documents will be disclosed at http://www.sek.se/en/investor-relations/green-bonds • Newsletter is published annually to inform of Eligible Projects, CO2 emission reductions and a summary of SEK Green Bond development. 19

SEK Green Lending Eligible Projects, per category as of 2018-12-31 Eligible Projects • Facility amount approximately USD 1.1 billion as of 2018-12-31. Renewable energy 74% Sustainable construction 15% Sustainable transport 8% Energy efficiency 3% • Total annual CO2 reduction on facility amount > 4,630,000 tons. 20

Disclaimer Cautionary statement regarding this presentation This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any person who is not a relevant person should not act or rely on this document or any of its contents. This document does not constitute or form part of and should not be construed as, an offer to sell or issue or the solicitation of an offer to buy or acquire securities of SEK (Swedish Export Credit) (the “Company”) in any jurisdiction or an inducement to enter into investment activity. No part of this document, nor the fact of its distribution, should form the basis of, or be relied on in connection with, any contract or commitment or investment decision whatsoever. No representation, warranty or undertaking, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or correctness of the information or the opinions contained herein. None of the Company or any of its affiliates, advisors or representatives shall have any liability whatsoever (in negligence or otherwise) for any loss howsoever arising from any use of this document or its contents or otherwise arising in connection with the document. Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and the Company might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" and “Forward-Looking Statements” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. This document is not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction. Neither this presentation nor any copy hereof may be sent, or taken or distributed in Australia, Canada, or the Russian Federation. 21